SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED RESULTS

First Quarter, 2005

Profitability

• In 1Q05, Unibanco’s net income increased by 45.3% from 1Q04, reaching R$401 million. Operating income was R$711 million, up 51.0% from 1Q04, reflecting the first results from the organizational restructuring started in mid 2004.

• Stockholders’ equity, in March, 2005, amounted to R$8,363 million, up 13.7% from March 2004. Annualized return on average equity (ROAE) was 21.0% in the quarter.

Assets, Funding and Capital Adequacy

• Unibanco’s consolidated total assets reached R$82,109 million on March 31, 2005, an increase of 14.8% Y-o-Y and of 3.5% Q-o-Q. Of this total, R$33,176 million were loans; R$18,569 million were marketable securities and derivative financial instruments; and R$10,558 million were interbank investments.

• Total loan portfolio stood at R$33,176 million at period-end, up 22.2% Y-o-Y.

• Total Retail loans increased by 37.5% Y-o-Y. Wholesale loan portfolio was up 7.7% from March, 2004.

• As of March 31, 2005, Unibanco’s overall funding reached R$99,347 million, including R$34,206 million in mutual funds and assets under management. Core deposits posted 34.3% growth Y-o-Y, thus evidencing the initiatives towards improving the funding mix.

Ratios (%)	1Q05	4Q04	1Q04
Annualized ROAE	21.0	20.1	16.1
Annualized ROAA	2.0	1.8	1.6
Fees from services rendered / Personnel and administrative expenses	64.6	62.3	64.8
Efficiency Ratio	53.7	59.5	59.5
BIS Ratio	16.4	16.3	18.1
Earnings per GDS (R$)	2.78	2.57	1.95
Book value per GDS (R$)	59.88	58.10	53.47

Income Statement (R$ million)	1Q05	4Q04	1Q04
Profit from financial intermediation before provision (a)	1,744	1,739	1,489
Provision for loan losses (b)	(310)	(401)	(313)
Gross profit from financial intermediation (a-b)	1,434	1,338	1,176
Fees from services rendered	766	851	741
Personnel and administrative expenses	1,186	1,365	1,143
Operating Income	711	533	471
Net income	401	375	276

Balance Sheet (R$ million)	Mar-05	Dec-04	Mar-04
Loan Portfolio	33,176	31,796	27,140
Total assets	82,109	79,350	71,505
Total deposits	34,969	33,531	27,414
Stockholders' equity	8,363	8,106	7,358
Assets under management	34,206	32,979	29,324

Results Highlights

• Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$1,744 million in 1Q05, an increase of 17.1% when compared with 1Q04. Financial margin after provision stood at R$1,434 million in the quarter, presenting a growth of 21.9% Y-o-Y and 7.2% Q-o-Q.

• Annualized financial margin, after provision for loan losses, increased from 7.0% in 4Q04 to 7.6% in 1Q05.

• Personnel and administrative expenses dropped by R$179 million in 1Q05, presenting a decrease of 13.1% Q-o-Q. The reduction was influenced mostly by the internal restructuring process of the company, the back-office and supporting areas consolidation, the sale of Credicard and Orbitall, the decrease in the number of lay-offs over the last quarter and seasonal effects caused by lower transaction volumes during the first quarter.

Units in the Ibovespa

• Unibanco Units became part of the Ibovespa index on May 2, with an initial weight of 0.984% . The inclusion of the Unit in Ibovespa was driven by a series of initiatives, started in 2003, to foster its liquidity in Brazil.

New Brand

• In March, 2005, Unibanco adopted a new marketing positioning and remodeled its brand. The internal restructuring of 2004 had the purpose of simplifying structures and processes, as part of a constant quest for synergy and the optimization of resources. The new positioning is in line with this guideline. A simpler, clearer, more transparent bank, with greater speed of action and closeness to its customers – this is what Unibanco is striving to achieve even more intensely since January. Unibanco brand and color has changed. Black was replaced by blue. The icon, symbol of synergy and commitment, was recovered and redesigned, to look more up-to-date and convey speed of action.

Financial Margin (R$ Million)	1Q05	4Q04	1Q04
Financial margin (A)	1,744	1,739	1,489
Financial margin after provision for loan losses (B)	1,434	1,338	1,176
Total average assets (-) average permanent assets (C)	78,037	78,563	67,045
Annualized financial margin before provision for loan losses (%) (A/C)	9.2	9.2	9.2
Annualized financial margin after provision for loan losses (%) (B/C)	7.6	7.0	7.2

Expenses (R$ Million)	1Q05	4Q04	1Q04
Personnel Expenses	446	544	459
Other Administrative Expenses	740	821	684
Personnel and Administrative Expenses	1,186	1,365	1,143

For further information, please contact:
Geraldo Travaglia
Marcelo Rosenhek
Regina Sanchez
Leandro Alves

Unibanco
Av. Eusébio Matoso, 891 – 15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097 1980
E-mail: : investor.relations@unibanco.com

Net Income and Stockholders’ Equity

Unibanco

In 1Q05, Unibanco’s net income increased by 45.3% and 6.9% from 1Q04 and 4Q04, respectively, reaching R$401 million. Operating income was R$711 million, up 51.0% from 1Q04, reflecting the first results from the organizational restructuring started in mid 2004.

Stockholders’ equity, in March, 2005, amounted to R$8,363 million, up 13.7% from March 2004. Annualized return on average equity (ROAE) was 21% in the quarter. The following chart shows ROAE for the last five quarters:

Profitability	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Operating Income (R$ million)	711	533	471	33.4	51.0
Net income (R$ million)	401	375	276	6.9	45.3
Total Assets (R$ million)	82,109	79,350	71,505	3.5	14.8
Stockholders' equity (R$ million)	8,363	8,106	7,358	3.2	13.7
Annualized return on average equity (%)	21.0	20.1	16.1	90 b.p.	490 b.p.
Annualized return on average assets (%)	2.0	1.8	1.6	20 b.p.	40 b.p.
Earnings per share (R$)(1)	0.29	0.27	0.20	7.4	45.0
Earnings per GDS (R$)(2)	2.78	2.57	1.95	8.2	42.6
Book value per outstanding share (R$) (1)	5.99	5.81	5.35	3.1	12.0

(1)	In August 2004, there was a reverse stock split in a ratio of 100 shares per every 1 share of the same type and class. Figures from previous periods were adjusted.
(2)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 5 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.

In 1Q05, Unibanco started to pay dividends/interest on capital stock on a quarterly basis. 1Q05 interest on capital stock gross amount was R$57 million, which represents gross values of R$0.076 per Unit and R$0.38 per GDS, and net values of R$0.065 per Unit and R$0.32 per GDS.

Unibanco Holdings

Unibanco Holdings’ net income for 1Q05 reached R$222 million, corresponding to R$0.27 per share. Stockholders’ equity at period-end was R$4,971 million and ROAE stood at 19.4%, impacted by tax provisions (PIS and COFINS) on interest on capital stock revenues. Book value per share reached R$5.99 at period-end.

Assets

Unibanco’s consolidated total assets reached R$82,109 million on March 31, 2005, an increase of 14.8% from March 31, 2004, as shown in the following chart:

Marketable Securities

The following table shows the securities portfolio breakdown as of March, 2005:

R$ million
	Trading Securities - Market Value	Securities Available for Sale - Market Value	Securities Held to Maturity - Amortized Cost	Total
Federal government	4,045	589	1,478	6,112

Brazilian sovereign debt	-	44	2,950	2,994

Corporate debt securities	66	1,886	212	2,164

Bank debt securities	-	208	112	320

Marketable equity securities	-	114	-	114

Mutual funds	5,297	588	-	5,885

Others	554	-	-	554

Total	9,962	3,429	4,752	18,143
% of portfolio	55%	19%	26%	100%

The following table shows the changes in the securities portfolio in the quarter:

R$ million
Changes in Securities Portfolio	Balance Dec-04	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Mar-05
Trading securities	7,919	(11)	307	(134)	38,771	(36,894)	9,958
Available for sale	3,386	1	139	(165)	632	(379)	3,614
Held to maturity	4,831	27	195	(1,160)	859	-	4,752

Total	16,136	17	641	(1,459)	40,262	(37,273)	18,324
(1) Interest payments and redemptions at maturity.

Trading securities and Securities Available for Sale

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

The following table shows the impact of marked-to-market adjustments in trading securities, in available for sale securities and in financial derivatives instruments:

		R$ million
	Market Value Adjustment Mar-05	Change during 1Q05 (1)
To Income Statement
Trading securities and derivatives	18	(10)

To Stockholders´ Equity
Available for sale securities and derivatives	(149)	(8)
(1) Net of income tax

Securities Held to Maturity

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to hold in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interests. The market value of such securities amounted to R$4,879 million on March 31, 2005.

Loan Portfolio

Total Retail loans increased by 37.5% Y-o-Y. Retail loans represented 55% of the total portfolio in March 2005, while in March 2004 they represented 49%. The Wholesale loan portfolio grew by 7.7% Y-o-Y.

For better comparison, the following adjustments were performed: in the portfolio of March, 2004 the installment credits from Unicard and Fininvest cards were included, the portfolio of Credicard (company sold in 4Q04) was excluded and HiperCard’s portfolio (company acquired in March 2004 and consolidated in June 2004) was included. The credit segmentation process for medium companies was reviewed, resulting in a new breakdown for December and March 2004 portfolios: R$596 million and R$776 million, respectively, migrated from Retail to Wholesale.

					R$ million
Balance of Loans by Business Segment	Mar-05	Dec-04	Mar-04(1)	Quarterly Change (%)	Annual Change (%)
Retail	18,185	17,199	13,225	5.7	37.5
Wholesale	14,991	14,597	13,915	2.7	7.7

Total Risk	33,176	31,796	27,140	4.3	22.2

(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include Credicard portfolio; and includes HiperCard portfolio.

Total individuals loan portfolio amounted to R$12,199 million, up 30.8% in the last 12 months. The highlight of the period was the increase of R$735 million Y-o-Y in the consumer finance companies portfolio, a growth of 44.3% from March 2004 and 7.2% from December 2004. The credit card companies portfolio grew by 32.8% in the last 12 months and decreased by 5.9% from December 2004, the latter due to seasonal effects in the quarter.

Total corporate loan portfolio posted 17.7% growth in the last 12 months and 3.7% growth in the quarter. SMEs portfolio’s increased by 53.4% in the last 12 months and 6.3% in the quarter.

The following tables and graphs show loan portfolio balance by client type.

					R$ million
Balance of Loans by Client Type	Mar-05	Dec-04	Mar-04(1)	Quarterly Change (%)	Annual Change (%)
Individuals	12,199	11,570	9,324	5.4	30.8
Commercial bank and other companies	7,173	6,541	5,682	9.7	26.2
Credit cards	2,630	2,794	1,981	-5.9	32.8
Consumer finance companies	2,396	2,235	1,661	7.2	44.3

Corporate	20,977	20,226	17,816	3.7	17.7
Large corporate	14,991	14,597	13,915	2.7	7.7
Middle marktet and small companies	5,986	5,629	3,901	6.3	53.4

Total Risk	33,176	31,796	27,140	4.3	22.2

(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include Credicard portfolio; and includes HiperCard portfolio.

Individuals

Corporate

The following table shows loan portfolio by business:

R$ million
Balance of Loans by Business Activity	Mar-05	Dec-04	Mar-04(1)	Quarterly Change (%)	Annual Change (%)
Manufacturing	10,106	9,555	8,857	5.8	14.1
Services	5,960	6,034	4,880	-1.2	22.1
Retailers	3,377	3,105	2,858	8.8	18.2
Agribusiness	834	900	842	-7.3	-1.0
Individuals	12,199	11,570	9,324	5.4	30.8
Others	700	632	379	10.8	84.7
Total Risk	33,176	31,796	27,140	4.3	22.2
(1) Pro-Forma: includes installment credits from Unicard and Fininvest; does not include Credicard portfolio; and includes HiperCard portfolio.

Allowance and Provisions for Loan Losses

As of March, 2005, the balance for the consolidated allowance for loan losses reached R$1,685 million, representing 5.1% of the portfolio, composed of:

  R$613  million according to Resolution 2682, related to overdue credits;
  R$729  million according to risk parameters of Resolution 2682, related to falling due credits;
  R$343  million based on more conservative percentages than those required by the Regulatory Authority.

R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Allowance Required		Excess allowance above Res. 2682	Total allowance	Allowance over Portfolio %
				Overdue Installments	Falling Due Installments
AA	-	13,223	39.9	-	-	11	11	0.1
A	0.5	12,439	77.4	-	62	18	80	0.6
B	1.0	3,038	86.5	2	28	5	35	1.2
C	3.0	1,794	91.9	7	47	47	101	5.6
D	10.0	1,134	95.3	30	84	167	281	24.8
E	30.0	401	96.5	40	80	43	163	40.6
F	50.0	204	97.2	57	45	12	114	55.9
G	70.0	277	98.0	60	134	40	234	84.5
H	100.0	666	100.0	417	249	-	666	100.0
TOTAL		33,176		613	729	343	1,685
% of portfolio							5.1%

As of March, 2005, the balance of loans classified as AA-B represented 86.5% of total loan portfolio, better than the figure of 84.6% of March 2004. The balance of loans classified as E-H represented 4.7% of total loan portfolio, whereas provision for loan losses represented 5.1% of total balance of loans.

The allowance for loan losses over the balance of loans with principal or interest past due for 60 days or longer (non-accrual portfolio) reached 119%. As of March, 2005, the ratio of non-accrual portfolio over the total loan portfolio reached 4.3% .

The following table shows the loan portfolio breakdown and allowances for loan losses by company:

R$ million
Portfolio Classification, by Risk March 31, 2005	Commercial Bank and Other Companies		Consumer Finance Companies		CDC and Auto Financing		Total
	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance
AA	11,768	11	1,072	-	383	-	13,223	11
A	6,463	34	3,047	31	2,929	15	12,439	80
B	2,547	30	273	3	218	2	3,038	35
C	1,425	89	196	7	173	5	1,794	101
D	899	250	156	23	79	8	1,134	281
E	259	118	106	34	36	11	401	163
F	92	57	86	44	26	13	204	114
G	189	172	70	49	18	13	277	234
H	486	486	142	142	38	38	666	666
Total	24,128	1,247	5,148	333	3,900	105	33,176	1,685
Allowance / Portfolio		5.2%		6.5%		2.7%		5.1%

The following table shows the changes in provision for loan losses for the indicated periods:

R$ million
Allowance for Loan Losses	1Q05	4Q04	1Q04
Allowance for loan losses (opening balance)	1,669	1,430	1,549
Balance from company sold	-	(119)	-
Provision for loan losses	310	651	313
Required provision	318	478	321
Additional provision	(8)	173	(8)
Opening balance from acquired company	-	-	3
Loan write-off	(294)	(293)	(469)
Allowance for loan losses (closing balance)	1,685	1,669	1,396

Loan recovery	46	125	62
Net write-off	(248)	(168)	(407)
Net write-off / Total Risk (%)	0.7	0.5	1.5

Funding

As of March 31, 2005, Unibanco’s overall funding reached R$99,347 million, including R$34,206 million in mutual funds and assets under management, as shown below:

R$ million
Funding Balance	Mar-05	Dec-04	Mar-04	Quarterly Change (%)	Annual Change (%)
Demand deposits	3,415	3,220	2,525	6.1	35.2
Savings deposits	5,801	5,966	5,798	-2.8	0.1
SuperPoupe	1,962	1,625	-	20.7	-
Core Deposits	11,178	10,811	8,323	3.4	34.3
Time deposits	23,598	22,600	18,746	4.4	25.9
Interbank deposits	193	120	345	60.8	-44.1
Total deposits	34,969	33,531	27,414	4.3	27.6
Others	30,172	29,126	29,392	3.6	2.7
Total funding	65,141	62,657	56,806	4.0	14.7
Assets under management	34,206	32,979	29,324	3.7	16.6
Total funding + assets under management	99,347	95,636	86,130	3.9	15.3

Core deposits posted 34.3% growth Y-o-Y, thus evidencing the initiatives towards improving the funding mix. As of March, 2005, the ratio of core deposits over the total loan portfolio reached 33.7%, from 30.7% in March 2004.

Funds and portfolios managed by UAM – Unibanco Asset Management - reached R$34,206 million by the end of March, 2005, up 3.7% when compared with December, 2004 and 16.6% Y-o-Y (Please also refer to Businesses Highlights – Wealth Management).

The following tables show funding in local and foreign currency:

R$ million
Funding in Local Currency	Mar-05	Dec-04	Mar-04	Quarterly Change (%)	Annual Change (%)
Total funding in local currency	51,222	49,909	42,140	2.6	21.6
Total deposits	32,979	31,343	24,731	5.2	33.4
Funding obtained in the open market	4,069	6,074	5,909	-33.0	-31.1
Debentures and mortgage notes	251	377	795	-33.4	-68.4
Local onlendings (BNDES funds)	4,954	4,940	4,816	0.3	2.9
Subordinated Debt	383	368	328	4.1	16.8
Technical reserves for insurance, annuity and pension plans	6,327	5,806	4,641	9.0	36.3
Others	2,259	1,001	920	125.7	145.5

R$ million
Funding in Foreign Currency	Mar-05	Dec-04	Mar-04	Quarterly Change (%)	Annual Change (%)
Total funding in foreign currency	13,919	12,748	14,666	9.2	-5.1
Total deposits	1,990	2,188	2,683	-9.0	-25.8
Funding obtained in the open market	1,492	1,491	1,232	0.1	21.1
Local onlendings (BNDES funds)	225	222	274	1.4	-17.9
Foreign onlendings	241	254	250	-5.1	-3.6
Import and export financing lines	2,224	2,034	2,587	9.3	-14.0
Eurobonds and commercial paper	1,330	1,202	2,288	10.6	-41.9
Subordinated Debt	1,576	1,531	1,184	2.9	33.1
Securitization	2,527	2,576	2,454	-1.9	3.0
Others	2,314	1,250	1,714	85.1	35.0

In 1Q05, funding in domestic currency reached R$51,222 million, up 2.6% Q-o-Q. Funding in foreign currency was up 9.2% Q-o-Q, amounting to R$13,919 million at the end of March, 2005.

In February, 2005, Unibanco launched a Real-denominated note, in the amount equivalent to US$125 million, with 5 year-term and half-yearly interest payments. The security offers coupon in Reals, pegged to the IGPM Inflation Index plus a fixed rate of 8.9% p.a.. That was the first issue of a Brazilian bank tied to a inflation index. Unibanco’s goal was to create an alternative and differentiated source of funding, as well as to offer to its clients in the country competitive funding pegged to the IGPM.

Capital Adequacy and Fixed Asset Ratios

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	16.3	18.1
Changes in risk weighted assets	(0.4)	(2.6)
Changes in market risk coverage - foreign exchange rate	0.1	(1.2)
Stockholders' equity growth
Tier I	0.3	1.6
Tier II	0.1	0.5
BIS Ratio on March 31, 2005	16.4	16.4

The BIS ratio stood at 16.4%, above the minimum level required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital, as of March, 2005:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	8,448	13.6
Tier II	1,750	2.8

Total	10,198	16.4

The fixed asset ratio improved from 46.8% in March 2004 to 43.5% in March 2005, primarily as result of incorporated companies goodwill amortization at the end of 2004.

The following tables show balance in local and foreign currency and the net FX exposure:

R$ million
	March 31, 2005
	Local Currency	Foreign Currency	Consolidated
Cash and due from bank / Interbank investments	10,478	2,009	12,487
Marketable securities and derivatives	14,006	4,563	18,569
Trading	9,614	348	9,962
Available for sale	3,262	167	3,429
Held to maturity	723	4,029	4,752
Derivative financial instruments	407	19	426
Interbank accounts	5,438	211	5,649
Net loans	25,315	6,176	31,491
Loans	26,736	6,440	33,176
Allowances for loan losses	(1,421)	(264)	(1,685)
Other assets	12,173	1,740	13,913
Total assets	67,410	14,699	82,109

Deposits	32,979	1,990	34,969
Securities sold under repurchase agreements (open market)	4,069	1,492	5,561
Resources from securities issued	259	1,330	1,589
Interbank accounts	501	31	532
Borrowings and onlending	5,111	2,939	8,050
Financial derivative instruments	299	5	304
Subordinated Debt	383	1,576	1,959
Other liabilities	15,114	4,888	20,002
Minority interest	780	-	780
Stockholders' equity	8,363	-	8,363
Total liabilities	67,858	14,251	82,109

Derivatives and leasing operations	6,540	(1,671)	4,869
Transactions to mature (with no exposure risk), foreign strategic shareholder and others		(203)

Net exposure - BIS ratio		(1,426)

Performance Overview

The Brazilian Economy

The beginning of 2005 was marked by the continuous increase in the basic interest rate, as set by the Central Bank. The interest rate increased from 17.75% p.a. at the end of 2004 to 19.50% p.a. as defined in the April, 2005 meeting of the Monetary Policy Council, Copom. The accrued IPCA, consumer price index, for the first quarter of the year reached 1.8% vs. 1.9% for the same period last year. The growth in industrial production was 6.26% vs. the same period last year. Public accounts continued to post primary surplus, with an accumulated amount equal to 6.16% of GDP during the first quarter.

By the end of March, the Real had devalued 0.44% vs. the end of 2004. The trade balance remained strong, posting a surplus of US$8.3 billion from January to March. During the same period last year, this positive balance amounted to US$6.2 billion. In terms of sovereign risk perception, a marginal deterioration occurred, as the EMBI Brazil index reached 456 basis points at the end of the first quarter, or 73 basis points higher than the figure at the end of 2004.

Results

Net income in 1Q05 stood at R$401 million, up 45.3% Y-o-Y and 6.9% above the previous quarter. In 1Q05, Unibanco’s operating income reached R$711 million, 51.0% and 33.4% higher when compared with the same period of last year and the last quarter, respectively.

Financial margin before provision for loan losses, adjusted by the net impact of investments abroad, reached R$1,744 million in 1Q05, an increase of 17.1% when compared with 1Q04. Financial margin after provision stood at R$1,434 million in the quarter, presenting a growth of 21.9% Y-o-Y and 7.2% Q-o-Q.

Annualized financial margin, after provision for loan losses, increased from 7.0% in 4Q04 to 7.6% in 1Q05.

R$ million
Financial Margin	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Revenue from Financial Intermediation	3,557	2,970	2,883	19.8	23.4
Exchange rate fluctuation on investments abroad	2	(83)	8	-102.4	-75.0
Expenses on Financial Intermediation	(1,815)	(1,148)	(1,402)	58.1	29.5
Financial margin (A)	1,744	1,739	1,489	0.3	17.1
Provision for Loan Losses	(310)	(401)	(313)	-22.7	-1.0
Financial margin after provision for loan losses (B)	1,434	1,338	1,176	7.2	21.9

Total average assets (-) average permanent assets (C)	78,037	78,563	67,045	-0.7	16.4

Annualized financial margin before provision for loan losses (%) (A/C)	9.2	9.2	9.2	0 b.p.	0 b.p.
Annualized financial margin after provision for loan losses (%) (B/C)	7.6	7.0	7.2	60 b.p.	40 b.p.

Provision for loan losses over the financial margin improved from 23.1% in 4Q04 to 17.8% in 1Q05, as shown in the graph below:

The following chart demonstrates net revenue bt business type:

Personnel and Administrative Expenses

Personnel and administrative expenses in 1Q05 dropped by R$179 million from 4Q04, a decrease of 13.1% .

The following table shows the breakdown of Unibanco’s personnel and administrative expenses for the indicated periods:

R$ million
Personnel and Administrative Expenses	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Commercial Bank	772	879	729	-12.2	5.9
Subsidiaries	375	384	338	-2.3	10.9
Acquired companies (1)	39	53	4	-26.4	875.0
Subtotal	1,186	1,316	1,071	-9.9	10.7
Credicard and Orbitall	-	49	72	-	-
Total	1,186	1,365	1,143	-13.1	3.8

(1) Hipercard, BNL and Creditec

In 1Q05, personnel expenses presented a decrease of 18.0% when compared with the previous quarter. The reduction of R$98 million Q-o-Q was influenced mostly by the internal restructuring process of the company, the back-office and supporting areas consolidation, the sale of Credicard and Orbitall, the decrease in the number of lay-offs over the last quarter and seasonal effects caused by concentration of vacations during the first quarter.

Compared with 1Q04, personnel expenses presented a decrease of R$13 million. The impact of the “Collective Wage Agreement” was offset by the expenses decline generated by internal restructuring, the operational processes consolidation, and also the sale of Credicard and Orbitall.

The following table shows personnel expenses for the indicated periods:

R$ million
Personnel Expenses	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Commercial Bank	348	418	333	-16.7	4.5
Subsidiaries	94	95	98	-1.1	-4.1
Acquired companies (1)	4	16	1	-75.0	300.0
Subtotal	446	529	432	-15.7	3.2
Credicard and Orbitall	-	15	27	-	-
Total	446	544	459	-18.0	-2.8

(1) Hipercard, BNL and Creditec

Other administrative expenses decreased by R$81 million in 1Q05 (9.9% Q-o-Q), mainly because of the seasonal decrease in volume of transactions, the operational processes rationalization, and the sale of Credicard and Orbitall.

In the 1Q05, other administrative expenses presented a growth of R$56 million Y-o-Y (an increase of 8.2%), primarily a result of: acquisitions of HiperCard, BNL and Creditec; higher fee expenses from services rendered by lawyers involved in repossession of assets; faster labor agreements; higher marketing expenses; organic growth of Fininvest; readjustments of public utilities tariffs, rental and software maintenance contracts, and real estate lease agreements.

The tables below show other administrative expenses breakdown:

R$ million
Other Administrative Expenses	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Commercial Bank	424	461	396	-8.0	7.1
Subsidiaries	281	289	240	-2.8	17.1
Acquired companies (1)	35	37	3	-5.4	1,066.7
Subtotal	740	787	639	-6.0	15.8
Credicard and Orbitall	-	34	45	-	-
Total	740	821	684	-9.9	8.2

(1) Hipercard, BNL and Creditec

R$ million
Other Administrative Expenses	1Q05	4Q04	1Q04
Third-party services	221	239	209
Equipment Lease	9	8	7
Data processing and telecomunications	93	116	87
Depreciation and amortization	95	91	85
Facilities - maintenance and preservation	157	156	135
Advertising and publicity	52	59	36
Financial system services cost	24	19	22
Transportation	13	13	13
Materials	10	12	10
Others	66	74	35
Subtotal	740	787	639
Credicard and Orbitall	-	34	45
Total	740	821	684

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	1Q05	4Q04	1Q04	Annual Change (%)
Banking fees and other fees and commissions	436	445	406	7.4
Credit Cards	230	248	159	44.7
Unibanco's Cards	167	180	108	54.6
Redecard	63	68	51	23.5
Assets under management	100	98	91	9.9
Subtotal	766	791	656	16.8
Credicard and Orbitall	-	60	85	-
Total fees from services rendered	766	851	741	3.4

Total fees reached R$766 million in 1Q05, up 16.8% Y-o-Y excluding fees from Credicard and Orbitall (both sold during the 4Q04), and down 3.2% Q-o-Q due to seasonal effects.

Banking fees reached R$436 million in 1Q05, representing an increase of 7.4% Y-o-Y. Fee revenues from the credit card business reached R$230 million in 1Q05, growing 44.7% when compared with 1Q04. Excluding HiperCard revenues from 1Q05, the growth was 25.2% compared with 1Q04.

Fees from asset management reached R$100 million in 1Q05, presenting a growth of 9.9% Y-o-Y .

Fee revenues over personnel and administrative expenses (recurrent revenues and expenses) increased from 62.3% in 4Q04 to 64.6% in 1Q05.

Efficiency Ratio

Unibanco improved its efficiency ratio, reaching 53.7% in 1Q05 from 59.5% in 4Q04, as a result of its efforts to optimize revenues and rationalize expenses.

Other Operating Income and Expenses

In 1Q05, other operating income and expenses account presented expenses of R$147 million, almost the same level of the previous quarter (R$143 million) and down 22.6% compared with 1Q04 expenses of R$190 million.

Goodwill amortization expenses from acquired companies reached R$25.9 million in 1Q05, a drop of 4.1% Y-o-Y. The slight reduction occurred mainly because the end of the amortization of goodwill from Banco Bandeirantes was partially offset by the amortization of HiperCard goodwill, which started in 2Q04. The balance of goodwill to be amortized dropped from R$1,331 million in March 2004 to R$875 million in March 2005, even considering the goodwill from HiperCard.

Businesses Highlights

Retail

Retail businesses serve around 19 million customers and involve the following areas:
  Commercial bank transactions for individuals;
  Commercial bank transactions for small and medium companies;
  Credit Cards;
  Consumer Finance; and
  Car and heavy vehicles financing.

Total individuals loan portfolio amounted to R$12,199 million, up 30.8% in the last 12 months. The highlight of the period was the increase of R$735 million Y-o-Y in the consumer finance companies portfolio, with a growth 44.3% from March, 2004 and 7.2% from December, 2004. The credit card companies portfolio grew by 32.8% in the last 12 months and decreased by 5.9% from December 2004, the latter due to seasonal factors.

Branches Network

Unibanco ended 1Q05 with 1,271 branches and corporate-site branches.

In the first quarter Unibanco launched “Crédito Merecido”, a type of loan for retirees and beneficiaries of the INSS (National Institute of Social Security) in which the installments are deducted from the monthly benefit. This product offers loans up to five times the monthly benefit and can be paid in up to 36 installments. Unibanco was the first large Brazilian bank to offer directly this kind of product. “Crédito Merecido” is also available in Fininvest stores.

The Consumer Companies

Unibanco’s Consumer Companies are present in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (partnership established with Globex, controlling company of Ponto Frio department store chain), LuizaCred (partnership with Magazine Luiza department store chain), HiperCard, Redecard (partnership established with Citibank, Itaú and Mastercard), and by the partnership with Sonae.

Credit Card Companies

Unicard

Unicard’s credit card business posted net earnings of R$41 million in 1Q05, up 13.9% Q-o-Q and up 24.2% Y-o-Y.

Revenues, measured in terms of volume of purchases and cash withdrawals made by the customers, reached R$1,839 million in 1Q05, up 30.2% from 1Q04 and down 9.9% from 4Q04, the latter due to seasonal factors. Loan portfolio reached R$1,577 million in the quarter, 25.0% above 1Q04.

Unicard Unibanco launched the “Unicard Desconto em Folha” card. The product was originally developed by BNL Brasil (acquired by Unibanco in 2004). It is characterized by the deduction of the card’s minimum payment directly from the customer’s monthly salary.

The main indicators of Unicard’s credit card business are shown in the following table:

R$ million
Financial Information	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Net Earnings	41	36	33	13.9%	24.2%
Fees	61	68	54	-10.3%	13.0%
Credit portfolio (1)	1,577	1,694	1,262	-6.9%	25.0%
Average Financed Volume	464	463	428	0.2%	8.4%
Provision for loan losses	33	44	46	-25.0%	-28.3%
(1) Individuals. Includes installment credits.

HiperCard

HiperCard, the credit card business originated from Bompreço supermarket chain, and acquired by Unibanco in March, 2004, posted net earnings of R$41 million in 1Q05. In March 31, 2005, HiperCard’s loan portfolio stood at R$1,053 million and the company had around 74 thousand affiliated stores (Wal-Mart stores included) and 2.8 million cards issued. The average financed volume grew by 24.2% in the quarter, due to the ongoing expansion plan.

R$ million
Financial Information	1Q05	4Q04	Quarterly Change (%)
Net Earnings	41	52	-21.2%
Fees	31	34	-8.8%
Credit portfolio	1,053	1,100	-4.3%
Average Financed Volume	200	161	24.2%

Redecard

Redecard equity income was R$27 million in 1Q05, posting a growth of 42.1% when compared with 1Q04 (including Consórcio Redecard revenues). In 1Q05, the company processed more than 222 million transactions and revenues amounted to R$14.2 billion, 32.7% above 1Q04.

Consumer Finance Companies

Unibanco’s consumer finance companies are Fininvest, LuizaCred and PontoCred.

R$ million
Financial Information - 1Q05	FININVEST	PONTOCRED	LUIZACRED
Net Earnings (1)	48	9	4
Credit portfolio	1,788	1,002	468
Revenues	1,350	508	231

(1) PontoCred and LuizaCred: equity income

Fininvest

Fininvest contributed with R$48 million equity income in 1Q05, an increase of 9.1% Y-oY.

The company ended 1Q05 with R$1,788 million in credit portfolio (individuals and companies portfolio), a 11.9% growth when compared with 4Q04 and 50.8% over the last 12 months. Revenues in the quarter reached R$1,350 million, a 53.1% growth when compared with 1Q04.

The table below shows Fininvest’s main indicators:

R$ million
Financial Information	1Q05	4Q04	1Q04	Quarterly Change (%)	Annual Change (%)
Equity Income	48	61	44	-21.3%	9.1%
Fees	77	77	55	0.0%	40.0%
Credit portfolio (1)	1,788	1,598	1,186	11.9%	50.8%
Provision for loan losses (1)	99	87	78	13.8%	26.9%

(1) Including installment credits, not including LuizaCred

Blockbuster

BWU Comércio e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, opened 2 new stores in the first quarter, ending March with 132 stores, of which 120 are wholly-owned and 12 are sub-franchisees. The company posted gross revenues of R$38.7 million in 1Q05, increasing 11.5% from the first quarter of 2004.

Unibanco Capitalização

Unibanco Capitalização posted revenues of R$80 million in 1Q05, up 11.1% Y-o-Y. The annuity business earnings amounted to R$16 million in 1Q05.

Wholesale – Period’s highlights

During 1Q05 Unibanco:
  Led the BNDES-exim ranking, with R$217 million disbursed and market share of 46%.

  Disbursed R$392 million as financial agent for the BNDES (Brazilian National Social and Economic Development Bank) and ranked third in the general BNDES ranking, with a market share of 8.37%.

  Acted as coordinator in three debentures issuances (Cadip, Ampla and Sabesp), which amounted to R$450 million. According to Anbid (National Association of Investment Banks) ranking, Unibanco reached second place in debentures origination and third place in distribution.

  Was the second most active bank in Cetip (Central Office for Private Securities) in the derivative instruments market, with a portfolio of R$1,331 million, strengthening its position among the most active banks in swap transactions.

  Accumulated US$1.7 billion balance in foreign trade finance transactions, up 6.25% in the quarter. This amount resulted from import, export and international financing warranties.

  Advised Embraer in the acquisition of Ogma S/A, an aircraft component maintenance and repair company controlled by the Portuguese government.

  Was the leading coordinator of the secondary public offering of 45.9 million Unibanco Units, owned by Commerzbank and BNL. The transaction amounted to R$718 million. Unibanco was also coordinator in the offering of ALL (América Latina Logística) Units, in the amount of approximately R$573 million.

Insurance and Private Pension Plans

The insurance and private pension plans businesses posted net earnings of R$76 million in 1Q05. Insurance and private pension consolidated technical reserves amounted to R$5,941 million at the end of the quarter, increasing 37.3% from 1Q04, as showed in the chart below:

1Q05’s consolidated revenues for insurance and private pension plans amounted to R$1,178 million, 14.7% above 1Q04. Insurance revenues were positively impacted by the corporate segment and extended warranty performances.

Insurance net premiums written reached R$773 million in 1Q05, up 17.7% from 1Q04.

Operating profits amounted to R$6 million in 1Q05, increasing 20.0% compared with 1Q04.

The combined ratio, which measures the operational efficiency of insurance companies, was 98.6% in 1Q05. The same ratio, in the extended concept, which includes financial revenues, reached 85.1% in 1Q05.

R$ million
Insurance (1)	1Q05	4Q04	1Q04
Net premiums written	773	662	657
Premiums retained	611	554	452
Premiums earned	423	520	414
Industrial result	78	109	71
Personnel and administrative expenses	(63)	(73)	(53)
Taxes and other operating expenses	(9)	(23)	(13)
Operating income	6	14	5
Financial / equity result	85	69	82
Income before taxes	92	83	87
Net Income	76	76	69

Loss ratio % (2)	54.1%	41.7%	51.9%
Combined ratio % (3)	98.6%	97.3%	98.8%
Extended combined ratio % (4)	85.1%	86.3%	85.0%
(1)	AIG Brasil, UASEG and Unibanco AIG Saúde. Unibanco AIG Previdência accounted for by the equity method
(2)	Claims / Premiums
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

The charts bellow show product mix, based on net premiums written:

Unibanco’s insurance and pension plan companies ranked third in consolidated terms, according to SUSEP (Private Insurance Regulatory Body), ANAPP (National Association of Private Pension Funds) and ANS (National Supplementary Health Agency), with 9.5% market share (February 2005 data).

The company maintained the leadership in the property risks, D&O (Directors & Officers), aviation, international transportation, and extended warranty segments, according to the latest industry data released by SUSEP (as of February 2005).

The Pension Plan business posted net earnings of R$16 million in 1Q05, increasing 23.1% compared with the same period of 2004. In 1Q05, revenues reached R$405 million, up 11.6% from 4Q04.

Unibanco AIG Vida e Previdência ranked third in pension plan revenues up to February 2005. As for the sale of corporate pension plans, also according to ANAPP’s data for February 2005, Unibanco AIG Vida e Previdência ranked first in accumulated sales for the year, amounting to R$274 million. The company services 1,242 corporate clients and 734 thousand individual customers, of which 220 thousand come from corporate clients, with 12.9% market share.

Wealth Management

Unibanco Asset Management (UAM) ended March, 2005 with R$34,206 million in assets under management, up 3.7% Q-o-Q and 16.6% Y-o-Y. Market share in March was 4.84% .

For the third consecutive year, Unibanco Asset Management received the “Top Gestão de Renda Variável”, an award created exclusively in Brazil, by Standard & Poor’s to Valor Investe magazine, and published by Valor Econômico newspaper. This award is given to asset managers that post the most consistent results compared with their peers. The selection combines qualitative and quantitative criteria, on a three-yearly basis.

(1) Includes off-shore
Source: Anbid

As of March, 2005, Private Banking’s assets under management increased 3.1% from December 2004. In the industry global ranking, published by ANBID in March 2005, Unibanco’s Private Bank holds the 2nd position, with 9.5% market share.

Human Resources

In March, 2005, Unibanco had a total staff of 26,982 professionals.

During the first quarter of 2005, some R$4.7 million was invested in several training and development activities, including MBA programs in Brazil and abroad, as well as the “Atendendo com Excelência” (Servicing with Excellence) program and the People Management – Module III program.

The Servicing with Excellence program is designed to improve the customer service practices of the Branch Network and of the Corporate Site Branches (PABs). By October 2005, the entire customer service network will have undergone training.

Module III of the People Management Program, which is part of the continuous development process of our leaderships, was initiated in 1Q05. Its main objective is to develop the critical success factors involved in the process of mobilizing teams towards the implementation of the strategies and objectives defined by the company.

Another initiative focused on the value of the relationship with its employees was the creation of the Extrajudicial Reconciliation Commission in 1Q05, with the purpose of reducing the number of labor lawsuits and consequently the ensuing liabilities. This commission provides laid off employees the opportunity to claim their rights directly to the company and the union representatives. Over 90 agreements were signed with unions, in several cities, by March 2005.

Introduced in July, 2004, “Futuro Inteligente” (Intelligent Future), a private pension program that incorporates the most advantageous features of the previous plans. By March 31, 2005, it has reached 6,848 participants.

Corporate Governance

Units in the Ibovespa

Unibanco Units became part of the Ibovespa index portfolio on May 2, with an initial weight of 0.984% . The inclusion of the Unit in the Ibovespa was driven by a series of initiatives, started in 2003, to foster its liquidity in Brazil.

The average daily volume of Units traded on the São Paulo Stock Exchange (Bovespa) increased from R$4.3 million in the first quarter of 2004 to R$28.2 million in the first quarter of 2005, a growth of 555.8% ..

In 1Q04, only 7.7% of the daily average financial volume of Units and GDSs was traded on Bovespa; the balance of 92.3% was traded on NYSE. During the same period in 2005, the São Paulo Stock Exchange accounted for 32.5% of total volume traded.

The following graph shows the daily average volume of Units traded on São Paulo Stock Exchange and their negotiability index, as calculated by Bovespa:

IBrX-50 Index

The Units weight in the IBrX-50 Index portfolio effective for the May-August 2005 period is 2.955%; this is the 9th position in the index’s portfolio.

Quarterly Dividends

The Boards of Directors of Unibanco and Unibanco Holdings approved in a meeting held on April 8, 2005, the quarterly distribution of either interest on capital stock/dividends to shareholders. Until then, payments occurred on a half-yearly basis.

The first quarterly payment of interest on capital stock took place on April 29, 2005. The remaining payments are scheduled to take place at the end of July, 2005, October, 2005 and January, 2006, for the amounts set out in the table below.

R$ per share
	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT (*)	GDS (**)
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB
Gross Value	0.0388235	0.0427059	0.0337633	0.0337633	0.0764692	0.3823460
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.3249940

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**)Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 5 Units.

Unibanco’s distribution policy establishes a minimum payment of 35% of the annual net income, after legal reserves. In the case of Unibanco Holdings, its entire profit is distributed to its shareholders, also after the establishment of legal reserves.

Stock option plan

Unibanco’s Stock Option Performance Plan is designed to foster alignment of the interests of executives with the sustainable generation of value for shareholders in the long term.

In 1Q05, the first stock option exercises took place, for options granted in 2002: 65 executives exercised their options, to a total of 611,299 Units. Unibanco, in the exercise of its preemptive rights, repurchased 268.888 Units during this period.

A new options grant to 72 employees took place on February 1, 2005; the number of stock options granted reached 4.2 million.

On March 31, 2005, the stock options granted but not exercised amounted to 14,251,655 Units. Stock options can be exercised for the period extending from January 21, 2005 to August 3, 2010, and their average price is R$11.62.

The annual stock option grants cannot exceed 1% of authorized capital and the total of options granted and not exercised is limited to 10% of the authorized capital.

Social Responsibility

Unibanco Institute

In 1Q05, the Unibanco Institute renewed its partnership with the Municipal Welfare Bureau of Rio de Janeiro for carrying out the “Das Ruas para Empresas” (From the Streets to Companies) project, with the purpose of providing professional training to street vendors and informal workers of the city of Rio de Janeiro. Fifty youths aged 18 to 24 will graduate from this term in the program.

The partnership with the Rio de Janeiro City Council for the “Espaço Artesão” (Craftsman’s Space) project was also renewed. This program provides professional training to young people from low-income communities in activities geared towards cultural events, such as producing costumes and props. The idea underlying this initiative is to train young people to work behind the scenes in the 2006 Carnival, thereby enabling their integration into the workforce through partnerships with the League of Samba Schools.

Moreira Salles Institute - IMS

The main highlights of the Moreira Salles Institute during the first quarter of 2005 were:

  More than 15 thousand visitors to the 13 exhibitions offered during the period.
  51 guided tours for students of these exhibitions, attended by 2,278 students.
  39 art education activities, movie and theater sessions provided by the institute for children and teenagers.
  More than 887 thousand attendees at the movie theatre sessions in the Espaço Unibanco/Unibanco Arteplex chain of theaters.
New Brand

In March, 2005, Unibanco adopted a new marketing attitude and revamped its brand. The internal restructuring conducted in 2004 sought to streamline structures and processes, in the continuous quest for synergies and resource optimization. The new marketing positioning follows this path. A simpler, clearer, closer and agile bank – this is where Unibanco plans to direct and sharpen its efforts going forward.

The logo changed in form and in color. Blue replaces the black and the “link”, a consummate icon of synergy and commitment, was rescued and updated. The logo itself was only slightly changed, keeping its original strength.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Mar-05	Dec-04	Mar-04	Quarterly Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	1,929	1,561	935	23.6	106.3
Interbank investments	10,558	14,377	10,498	-26.6	0.6
Marketable securities and financial derivatives instruments	18,569	16,604	17,945	11.8	3.5
Interbank accounts	5,649	4,838	4,421	16.8	27.8
Loan portfolio, leasing and other loans	33,176	31,796	27,049	4.3	22.7
Allowance for loan losses	(1,685)	(1,669)	(1,396)	1.0	20.7
Net loans	31,491	30,127	25,653	4.5	22.8
Foreign exchange portfolio, except for ACC (1)	3,067	753	844	307.3	263.4
Negotiation and intermediation of securities	202	121	313	66.9	-35.5
Investments	1,101	1,158	2,169	-4.9	-49.2
Fixed assets	846	851	982	-0.6	-13.8
Deferred charges	713	715	695	-0.3	2.6
Other assets	7,984	8,245	7,050	-3.2	13.2

Total assets	82,109	79,350	71,505	3.5	14.8

LIABILITIES
Deposits	34,969	33,531	27,414	4.3	27.6
Securities sold under repurchase agreements (open market)	5,561	7,565	7,141	-26.5	-22.1
Resources from securities issued	1,589	1,579	3,083	0.6	-48.5
Interbank accounts	532	21	458	2433.3	16.2
Borrowings and onlendings in Brazil - Governmental agencies	8,050	8,239	8,839	-2.3	-8.9
Financial derivatives instruments	304	270	255	12.6	19.2
Technical provisions for insurance, annuities and
retirement plans	6,327	5,806	4,641	9.0	36.3
Foreign exchange portfolio (1)	3,385	944	1,106	258.6	206.1
Negotiation and intermediation of securities	470	248	361	89.5	30.2
Other liabilities	11,779	12,269	10,007	-4.0	17.7

Total liabilities	72,966	70,472	63,305	3.5	15.3

Minority interest	780	772	842	1.0	-7.4
Stockholders' equity	8,363	8,106	7,358	3.2	13.7

Stockholders' equity managed by parent company	9,143	8,878	8,200	3.0	11.5

Total liabilities + stockholders' equity	82,109	79,350	71,505	3.5	14.8

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

R$ million
	1Q05	4Q04	1Q04
Revenue from financial intermediation	3,559	2,887	2,891
Loan portfolio	2,221	1,895	1,801
Result from marketable securities (1)	924	883	750
Insurance, pension plans and annuity result	243	227	208
Leasing operations, foreign exchange transactions
and compulsory deposits	171	(118)	132

Expenses on financial intermediation	(2,125)	(1,549)	(1,715)
Securities sold under repurchase agreements (open market)	(1,455)	(1,211)	(1,111)
Interest and restatement expenses on technical provisions for insurance, pension plans and annuity	(153)	(143)	(92)
Borrowings and onlendings	(207)	206	(199)
Provision for loan losses	(310)	(401)	(313)

Profit from financial intermediation	1,434	1,338	1,176

Other operating income (expenses)	(723)	(805)	(705)
Fees from services rendered	766	851	741
Insurance, pension plans and annuity result	143	165	108
Credit card selling expenses	(66)	(81)	(70)
Salaries, benefits, training and social security	(446)	(544)	(459)
Other administrative expenses	(740)	(821)	(684)
Other taxes	(232)	(238)	(157)
Equity in the results of associated companies	(1)	6	6
Other operating income / Other operating expenses (1)	(147)	(143)	(190)

Operating income	711	533	471
Non-operating income (expenses)	(7)	37	(12)
Income before taxes and profit sharing	704	570	459

Income tax and social contribution	(165)	(101)	(79)

Profit sharing	(101)	(64)	(69)

Extraordinary Items	-	(1)	-

Net income before minority interest	438	404	311
Minority interest	(37)	(29)	(35)

Net Income	401	375	276

Note: (1) Exchange rate fluctuation on investments abroad was accounted for as “marketable securities result” in the press release, where it was accounted for as “other operating income (expenses)” in the Financial Statements.

Please note that this is an English version of the Press Release. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

Unibanco’s full financial statements will be available on our website at www.ir.unibanco.com, under Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

1Q05 Conference Call will be held on May 13, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting.

For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1980.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.